                    International Bank for Reconstruction and
                                  Development













                                    Condensed
                         Quarterly Financial Statements
                                 March 31, 1998
                                  (Unaudited)

                   International Bank for Reconstruction and
                                  Development

                                           IBRD Condensed Financial Statements 3
--------------------------------------------------------------------------------
Table of Contents
March 31, 1998
--------------------------------------------------------------------------------

Balance Sheet .............................................................    4

Statement of Income .......................................................    5

Statement of Changes in Retained Earnings .................................    5

Statement of Cash Flows ...................................................    6

Notes to Financial Statements .............................................    7

Review Report of Independent Accountants ..................................   11

4IBRD Condensed Financial Statements

Balance Sheet

Expressed in millions of U.S. dollars


                                                                                     March 31, 1998  June 30, 1997
                                                                                     --------------  -------------
                                                                                      (Unaudited)
Assets

Due from banks.....................................................................   $        657    $      641
Investments
  Trading..........................................................................         23,844        17,229
  Held-to-maturity.................................................................          2,652         1,279
Securities purchased under resale agreements--Trading..............................            414            97
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed
 capital...........................................................................          2,099         1,902
Receivable from currency swaps
  Investments--Trading.............................................................          8,539         4,571
  Borrowings.......................................................................         47,057        29,031
Other receivables..................................................................          2,237         2,678
Loans outstanding--Note B
  Total loans......................................................................        156,051       157,381
  Less undisbursed balance.........................................................         47,769        51,576
                                                                                     --------------  ------------
    Loans outstanding..............................................................        108,282       105,805
  Less accumulated provision for loan losses.......................................          3,290         3,210
                                                                                     --------------  ------------
    Loans outstanding net of accumulated provision.................................        104,992       102,595
                                                                                     --------------  ------------
Other assets.......................................................................          2,279         1,922
                                                                                     --------------  ------------
Total assets.......................................................................   $    194,790    $  161,945
                                                                                     --------------  ------------
                                                                                     --------------  ------------
Liabilities

Borrowings
  Short-term.......................................................................   $      9,933    $    7,648
  Medium- and long-term............................................................         95,324        89,031
                                                                                     --------------  ------------
                                                                                           105,237        96,679
Securities sold under repurchase agreements and payable for cash collateral received
  Trading..........................................................................            618           294
  Held-to-maturity.................................................................          1,363            --
Payable for currency swaps
  Investments--Trading.............................................................          8,598         4,694
  Borrowings.......................................................................         48,466        29,687
Payable for Board of Governors-approved transfers--Note C..........................            131           201
Other liabilities..................................................................          4,016         3,162
                                                                                     --------------  ------------
    Total liabilities..............................................................        168,446       134,717
                                                                                     --------------  ------------
Equity

Capital stock
  Authorized (1,558,478 shares--March 31, 1998 and June 30, 1997
  Subscribed (1,545,457 shares--March 31, 1998; 1,512,211 shares--June 30, 1997....        186,436       182,426
  Less uncalled portion of subscriptions...........................................        175,148       171,378
                                                                                     --------------  ------------
                                                                                            11,288        11,048
Deferred amounts to maintain value of currency holdings of paid-in capital stock...           (564)         (106)
Payments on account of pending subscriptions.......................................              7             7
Retained earnings (see Statement of Changes in Retained Earnings, Note C)..........         16,298        16,194
Cumulative translation adjustment..................................................           (685)           85
                                                                                     --------------  ------------
    Total equity...................................................................         26,344        27,228
                                                                                     --------------  ------------
Total liabilities and equity.......................................................   $    194,790    $  161,945
                                                                                     --------------  ------------
                                                                                     --------------  ------------

                                          IBRD Condensed Financial Statements 5
-------------------------------------------------------------------------------
Statement of Income
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------
                                          Three Months Ended  Nine Months Ended
                                               March 31           March 31
                                              (Unaudited)        (Unaudited)
                                          ------------------  -----------------
                                            1998      1997      1998     1997
                                          --------  --------  --------  -------
Income
  Loans--Note B..........................   $1,716  $1,742     $5,090  $5,541
  Investments
    Trading..............................      271     175        789     514
    Held-to-maturity.....................       40      25        127      76
  Securities purchased under resale
    agreements...........................       20       8         41      46
  Other                                          4       6          8      11
                                            ------  ------     ------  ------
      Total income.......................    2,051   1,956      6,051   6,188
                                            ------  ------     ------  ------
Expenses
  Borrowings.............................    1,550   1,471      4,508   4,556
  Securities sold under repurchase
    agreements and payable for cash
    collateral received..................       31      10         67      36
  Administrative--Note D.................      183     133        484     476
  Provision for loan losses--Note B......       53      --        233      39
  Other..................................        3       3          8       7
                                            ------  ------     ------  ------
      Total expenses.....................    1,810   1,617      5,300   5,114
                                            ------  ------     ------  ------
Operating Income.........................      241     339        731   1,074
Less contributions to special programs...       32      30         93      90
                                            ------  ------     ------  ------
Net Income...............................   $  209  $  309     $  658  $  984
                                            ------  ------     ------  ------
                                            ------  ------     ------  ------

-----------------------------------------------------------------------------
Statement of Changes in Retained Earnings
Expressed in millions of U.S. dollars
-----------------------------------------------------------------------------
                                                            Nine Months Ended
                                                                March 31
                                                               (Unaudited)
                                                            -----------------
                                                              1998     1997
                                                            -------   -------
Retained earnings at beginning of the fiscal year.......... $16,194   $16,099
  Board of Governors-approved transfers--Note C............    (554)     (690)
  Net income for the period................................     658       984
                                                            -------   -------
Retained earnings at end of the period..................... $16,298   $16,393
                                                            -------   -------
                                                            -------   -------

  The Notes to Financial Statements are an integral part of these Statements.

6 IBRD Condensed Financial Statements
-------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                           Nine Months Ended
                                                                                March 31
                                                                               (Unaudited)
                                                                        -----------------------
Cash flows from lending and investing activities
  Loans
    Disbursements....................................................    $(16,048)     $(10,453)
    Principal repayments and prepayments.............................       8,482         9,563
  Investments: Held-to-maturity
    Purchases........................................................     (22,637)       (6,593)
    Maturities.......................................................      22,639         6,578
                                                                         --------       -------
        Net cash used in lending and investing activities............      (7,564)         (905)
                                                                         --------       -------

Cash flows used for payments for Board of Governors--approved
  transfers..........................................................        (617)         (681)

Cash flows from financing activities
  Medium- and long-term borrowings
    New issues.......................................................      22,614        10,725
    Retirements......................................................     (12,110)      (11,164)
  Net short-term borrowings..........................................       2,157         1,051
  Net currency swaps.................................................         (44)         (215)
  Net capital stock transactions.....................................          88            47
                                                                         --------       -------
        Net cash provided by financing activities....................      12,706           445
                                                                         --------       -------

Cash flows from operating activities
  Net income.........................................................         658           984
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization....................................         657           363
    Provision for loan losses........................................         233            39
    Net changes in other assets and liabilities......................         161          (121)
                                                                         --------       -------
        Net cash provided by operating activities....................       1,709         1,267
                                                                         --------       -------
Effect of exchange rate changes on unrestricted cash and liquid
  investments........................................................        (140)         (387)
                                                                         --------       -------
Net increase (decrease) in unrestricted cash and liquid investments..       6,093          (261)
Unrestricted cash and liquid investments at beginning of the
  fiscal year........................................................      16,829        14,730
                                                                         --------       -------
Unrestricted cash and liquid investments at end of the period........    $ 22,922       $14,469
                                                                         --------       -------
                                                                         --------       -------
Composed of
  Investments held in trading portfolio...............................    $ 23,844      $14,948
  Unrestricted currencies (included in Due from banks)...............          37            60
  Net payable for investment securities traded/purchased.............        (719)         (167)
  Net payable/receivable from currency swaps--investments............         (39)           30
  Net payable for securities purchased/sold under resale/repurchase
    agreements and payable for cash collateral received..............        (201)         (423)
                                                                         --------       -------
                                                                         $ 22,922       $14,469
                                                                         --------       -------
                                                                         --------       -------
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding..............................................    $ (5,089)      $(8,194)
      Investments: Held-to-maturity..................................          12             65
      Borrowings.....................................................      (4,859)        (6,403)
      Currency swaps--Borrowings.....................................         797           (283)


  The Notes to Financial Statements are an integral part of these Statements.

                                           IBRD Condensed Financial Statements 7
--------------------------------------------------------------------------------

Notes to Financial Statements

--------------------------------------------------------------------------------

Note A-Financial Information

The unaudited condensed financial statements should be read in conjunction with the June 30, 1997 financial statements and the notes included therein. A review of the interim financial information for the three and nine months ended March 31, 1998 was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and with the International Auditing Practices Committee of the International Federation of Accountants. The interim financial information for the three and nine months periods ended March 31, 1997 was reviewed by IBRD's predecessor auditors. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

During the third quarter of fiscal year 1998, IBRD adopted prospectively the provisions of the Statement of Financial Accounting Standards (SFAS) No. 125, entitled "Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities" that were deferred by SFAS No.
127. This statement deferred the provisions of SFAS No. 125 for transfers involving repurchase agreements, securities borrowing/lending and collateral agreements for transfers of financial assets until January 1, 1998. The adoption of this standard did not have a material impact on IBRD's financial statements.

Note B-Loans and Guarantees

Financial Terms of Loans

IBRD offers loan products with three types of standard financial terms for new loan commitments: LIBOR-based single currency loans, fixed-rate single currency loans and multicurrency pool loans. IBRD does not differentiate among borrowers with respect to the lending spread of 50 basis points that it charges on its loans, with the exception of the two loans described below.

IBRD has approved and disbursed two LIBOR-based single currency loans-one in December 1997 and the other in March 1998-that have non-standard financial terms. The first, an economic reconstruction loan in an amount of $3,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 100 basis points. The second, a structural adjustment loan in an amount of $2,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 75 basis points. Both loans have a loan origination charge. Neither loan is eligible for the waivers described below.

Waivers of Loan Interest and Charges

On July 31, 1997, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1998 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1997. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on multicurrency pool loans which a borrower converts from interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the three and nine months ended March 31, 1998, the combined effect of these waivers was to reduce Net Income by $61 million and $183 million, respectively, compared to $61 million and $192 million for the respective fiscal year 1997 periods.

Further, on July 31, 1997, IBRD's Executive Directors approved a one-year commitment charge waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1998. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1997. For the three and nine months ended March 31, 1998, the effect of the commitment charge waiver was to reduce Net Income by $51 million and $160 million, respectively, compared to $56 million and $171 million for the respective fiscal year 1997 periods.

8 IBRD Condensed Financial Statements
--------------------------------------------------------------------------------

Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------


Overdue Amounts

At March 31, 1998, no loans payable to IBRD, other than those referred to in the following paragraphs, were overdue by more than three months.

At March 31, 1998, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,081 million ($2,360 million--June 30, 1997), of which $1,130 million ($1,314 million--June 30, 1997) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $940 million ($893 million--June 30, 1997). If these loans had not been in nonaccrual status, income from loans for the three and nine months ended March 31, 1998 would have been higher by $14 million and $70 million, respectively, compared to $33 million and $113 million for the respective fiscal year 1997 periods.

A summary of countries with loans or guarantees in nonaccrual status follows:


In millions
---------------------------------------------------------------------------------------------------------
                                                                                March 31, 1998
                                                ---------------------------------------------------------
                                                  Principal          Principal interest        Nonaccrual
Borrower                                         outstanding        and charges overdue           since
---------------------------------------------------------------------------------------------------------

With overdues
     Congo, Democratic Republic of ............     $    82                $   79           November 1993
     Congo, Republic of .......................          72                    19           November 1997
     Iraq .....................................          42                    67           December 1990
     Liberia ..................................         134                   254           June 1987
     Sierra Leone .............................           2                     1           January 1998
     Sudan ....................................           6                     5           January 1994
     Syrian Arab Republic .....................          73                   241           February 1987
     Yugoslavia, Federal Republic of
      (Serbia/Montenegro) .....................       1,106                 1,404           September 1992
                                                    -------                ------
Total .........................................       1,517                 2,070

Without overdues
     Bosnia and Herzegovina ...................         564                   ---
                                                    -------                ------

Total .........................................      $2,061                $2,070
                                                    -------                ------
                                                    -------                ------

---------------------------------------------------------------------------------------------------------
a. Represents interest and charges overdues.


On July 27, 1997, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997, and has been making monthly payments to IBRD since then.

The average recorded investment in nonaccruing loans during the three and nine months ended March 31, 1998 was $2,094 million and $2,159 million, respectively, compared to $2,370 million and $2,458 million for the respective fiscal year 1997 periods.

During the nine months ended March 31, 1998 and March 31, 1997, no loans came out of nonaccrual status.

                                           IBRD Condensed Financial Statements 9
--------------------------------------------------------------------------------

Notes to Financial Statements

--------------------------------------------------------------------------------


Accumulated Provision for Loan Losses

An analysis of the changes to the Accumulated Provision for Loan Losses for the nine months ended March 31, 1998 and for the fiscal year ended June 30, 1997 appears below:

In millions
-----------------------------------------------------------------------
                                            March 31          June 30
                                           ----------        ---------
Balance, beginning of the fiscal year       $3,210             $3,340
Provision for loan losses                      233                 63
Translation adjustment                        (153)              (193)
                                           ----------        ---------
Balance, end of the period                  $3,290             $3,210
                                           ----------        ---------
                                           ----------        ---------

Guarantees

Guarantees of $2,058 million at March 31, 1998 ($1,593 million--June 30, 1997) were not included in reported loan balances. At March 31, 1998, $380 million of these guarantees were subject to call ($148 million--June 30, 1997). IBRD also has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At March 31, 1998, these guarantees, approximating $0.2 million ($0.5 million--June 30, 1997), were subject to call.

Fifth Dimension Program

Under the International Development Association's (IDA) Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At March 31, 1998, IDA had approved credits of $1,616 million ($1,526 million--June 30, 1997) under this program from inception, of which $1,514 million ($1,435 million--June 30, 1997) had been disbursed to the eligible countries.

Note C--Retained Earnings, Allocations and Transfers

Retained Earnings is comprised of the following elements at March 31, 1998 and June 30, 1997:

In millions
-----------------------------------------------------------------------
                                            March 31          June 30
                                           ----------        ---------
Special Reserve                             $   293           $   293
General Reserve                              14,659            14,159
Pension Reserve                                 112              --
Surplus                                         576               457
Unallocated Net Income                          658             1,285
                                           ----------        ---------
Total                                       $16,298           $16,194
                                           ----------        ---------
                                           ----------        ---------

10 IBRD Condensed Financial Statements
--------------------------------------------------------------------------------

Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, elements of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

On July 31, 1997, the Executive Directors allocated $500 million of the net income earned in the fiscal year ended June 30, 1997 to the General Reserve and $112 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting expenses for the fiscal year 1997. This Pension Reserve would be reduced if in any future fiscal year, pension accounting expenses were to exceed the actual funding of the Plan. On September 25, 1997, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $304 million in SDRs (valued at June 30, 1997) to IDA by way of grant, an immediate grant of $250 million to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, and $119 million to Surplus. At March 31, 1998, all transfers had been made. On April 6, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $150 million to the Multilateral Investment Guarantee Agency (MIGA) to be used as part of MIGA's capital resources to strengthen its financial position. Since this transfer had not been approved at March 31, 1998, no payable had been recognized at that date.

Note D--Administrative Expenses

As a result of the reevaluation of the economic assumptions underlying IBRD's pension expense methodology during the fiscal year 1997, and changes in the Staff Retirement Plan assets at their fair value, IBRD recorded pension income of $47 million and $142 million for the three and nine months ended March 31, 1998 compared to $49 million for the nine months ended March 31, 1997.

IBRD is reviewing the status of the Retired Staff Benefits Plan (RSBP) in connection with the accounting treatment for the assets and liabilities of the RSBP. This review could result in either the recognition of the assets and liabilities of the RSBP on IBRD's Balance Sheet, or the continuation of off-balance sheet accounting. At March 31,1998, the projected excess of plan assets over liabilities attributable to IBRD was $175 million.

                                          IBRD Condensed Financial Statements 11
--------------------------------------------------------------------------------

Review Report of Independent Accountants

--------------------------------------------------------------------------------

Deloitte Touche Tohmatsu
(International Firm)

                                                              1900 M Street NW

                                                                Washington, DC

President and Board of Governors

International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 1998, and the related condensed statements of income, changes in retained earnings and cash flows for the three-month and nine-month periods then ended. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

The balance sheet as of June 30, 1997 (not presented herein), from which the condensed balance sheet as of June 30, 1997 was derived, was audited by other auditors whose report, dated July 28, 1997, expressed an unqualified opinion on such balance sheet.

The condensed statements of income, changes in retained earnings and cash flows for the three-month and nine-month periods ended March 31, 1997 were reviewed by other auditors whose report, dated April 25, 1997, stated that they were not aware of any material modifications that should be made to those financial statements for them to be in conformity with generally accepted accounting principles in the United States of America and with International Accounting Standards.

Deloitte Touche Tohmatsu (International Firm)

May 14, 1998

                                  Beijing London Mexico City Moscow New York Paris Tokyo Toronto

         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT    ACT_RPT_025
                          LIABILITIES MANAGEMENT SYSTEM           Page 1

                        SEC Report on Changes in Borrowings
               NEW BORROWING (MLT) 01-JAN1998 thru 31-MAR-1998

Source:     Public
                                                                                                                     Settlement
Description                                                 Issue #  Currency  Tranche  Bond Amount  US$ Equivalent     Date
-------------------------------------------------------------------------------------------------------------------------------
Australian dollars
------------------
AUD 100 MILLION EURO PUBLIC BOND 6% DUE 25 FEBRUARY 2008      662    AUD       1          100,000,000    66,560,000    25-FEB-1998

Canadian dollars
----------------
CAD 100 million 5.0% 3-year euronote due March 2, 2001        667    CAD       1          100,000,000    70,249,385    02-MAR-1998

Swiss francs
------------
CHP 200 Million 2.5% Notes of 1998, due December 28, 2001     246    CHF       3          200,000,000   138,150,169    09-FEB-1998

Deutsche mark
-------------
DEM 500 Million 4.75% Notes of 1998, due December 30, 2003    649    DEM       1          550,000,000   274,649,821    17-FEB-1998

Spanish pesetas
---------------
ESP 15 billion 4.125% notes, due February 13, 2001             20    ESP       1       15,000,000,000    97,087,379    13-FEB-1998

French francs
-------------

FRF 1 Billion 11-year TEC-10 Linked Euronotes, due 1/12/2009  640    FRF       1        1,000,000,000   163,633,984    12-JAN-1998


         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT    ACT_RPT_025
                     LIABILITIES MANAGEMENT SYSTEM                Page 2


                   SEC Report on Changes in Borrowings
           NEW BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998




Source:        Public


Description                                       Issue #   Currency  Tranche   Bond Amount    US$ Equivalent   Settlement Date
--------------------------------------------------------------------------------------------------------------------------------
Pounds sterling
------------------
GBP 100 million 6.50% Notes due 1/7/2003           643         GBP       1        300,000,000      493,170,000       07-JAN-1998
GBP 150 million 6.875% Notes of 1998 due
  January 19, 2000                                 648         GBP       1        150,000,000      245,025,000       19-JAN-1998
GBP 200 million 6.25% Euronote due
  November 26, 2004                                659         GBP       1        200,000,000      327,660,000       05-FEB-1998
GBP 150 million Eurobond Issue due
  November 6, 2001                                 673         GBP       1        150,000,000      247,995,000       16-MAR-1998
                                                                                                 -------------
** Total by Currency                                                                             1,333,850,000
                                                                                                 -------------


Greek drachmas
--------------
GRD 8 billion 10% Bonds due February 25, 2003      669         GRD       1      8,000,000,000       27,851,274       25-FEB-1998


Hong Kong dollars
-----------------
HKD 300 Million 10% Euronotes of 1997, due
  January 8, 2001                                  644         HKD       1        300,000,000       38,709,677       08-JAN-1998
HKD 1 billion 11% Euronotes, due
  February 17, 2001                                653         HKD       1      1,000,000,000      129,219,835       17-FEB-1998
HKD 1 billion 8.6% Bonds due March 20, 2001        679         HKD       1      1,000,000,000      129,090,557       20-MAR-1998
                                                                                                   -----------
*Total By Currency                                                                                 297,020,069
                                                                                                   -----------

         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT    ACT_RPT_025
                     LIABILITIES MANAGEMENT SYSTEM                Page 3

                  SEC Report on Changes in Borrowings
            NEW BORROWINGS (MLT) 01-JAN 1998 thru 31-MAR 1998


Source:   Public

Description                                     Issue #  Currency    Tranche   Bond Amount      US$ Equivalent      Settlement Date
------------                                    -------  --------   ---------  --------------   ----------------    ---------------
Italian lira
400 BILLION EQUITY LINKED NOTES
  due March 4, 2003                                29      ITL        1        400,000,000,000     224,825,198        04-MAR-1998
ITL DOMESTIC LIRA 1 TRILLION ZERO COUPON
  BONDS DUE 3/26/2018                              30      ITL        1      1,000,000,000,000     555,675,952        26-MAR-1998
ITL 200 BILLION FIXED/REVERSE FLOATER BONDS
  DUE July 8, 2008                                 46      ITL        1        200,000,000,000     111,172,874        08-JAN-1998
ITL 300 bil Fixed/Reverse Floater
  due January 12, 2010                             48      ITL        1        300,000,000,000     167,270,700        12-JAN-1998
ITL FIXED/REVERSE FLOATER 150 BILLION DUE
      January 12, 2010                             48      ITL        2        150,000,000,000      83,635,350        12-JAN-1998
ITL FIXED/REVERSE FLOATER 150 BILLION DUE
      January 12, 2010                             48      ITL        3        150,000,000,000      83,635,350        12-JAN-1998
ITL FIXED/REVERSE FLOATER BONDS DUE
      February 12, 2010                            49      ITL        1        400,000,000,000     223,523,626        12-FEB-1998
ITL FIXED/REVERSE FLOATER DUE
      February 12, 2010                            49      ITL        2        150,000,000,000      83,821,360        12-FEB-1998
ITL 150 BILLION FIXED/REVERSE FLOATER BONDS
  DUE 2/12/2010                                    49      ITL        3        150,000,000,000      83,821,360        12-FEB-1998
Eurolira 500 billion 5 3/8% bonds due
   February 25, 2013                              657      ITL        1        500,000,000,000     279,064,576        25-FEB-1998

                                                                                                ---------------
**Total By Currency                                                                              1,896,446,346
                                                                                                ---------------


Japanese yen
 JPY 100 Billion 2.00 Global Bond of 1998,
  Due Feb. 18, 2008                               670      JPY        1        100,000,000,000     793,021,412         18-FEB-1998

New Zealand Dollars

NZD 400 million Zero Coupon Global Notes
  due 8/20/2007                                   611      NZD        2            400,000,000     229,600,000          26-FEB-1998
NZD 250 MILLION INCREASE IBRD 7% GLOBAL
  NOTES DUE 9/18/2000                             613      NZD        2            250,000,000       4,750,000          03-MAR-1998
NZD 100 MILLION 7.0% GLOBAL NOTES DUE
  SEPTEMBER 18, 2000                              613      NZD        3            100,000,000      57,900,000          03-MAR-1998

                                                                                               ---------------
**Total By Currency                                                                                  432,250,000
                                                                                               ---------------

                                                                    ACT_RPT_025
                                                                    Page 4


                    INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                              LIABILITIES MANAGEMENT SYSTEM

                            SEC Report On Changes in Borrowings
                      NEW BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998


Source:  Public
Description                                     Issue #    Currency    Tranche    Bond Amount    US$ Equivalent    Settlement Date
--------------------------------------         --------    --------   ---------  -------------   --------------    ----------------
Polish Slotye
-------------
PLN 7 BIL. ZERO-COUPON 30 yr non-call
  5 yr due Mar. 20, 2028                           53        PLN          1      7,000,000,000    2,055,438,102        20-Mar-1998
PLN 3.5 BIL. Zero Cpn 30-yr now-call
  5 yr due Mar. 20, 2028                           53        PLN          2      3,500,000,000    1,027,719,051        20-Mar-1998
PLN 175 Million 18% Notes due Feb 27, 2003        672        PLN          1        175,000,000       49,504,950        27-Feb-1998
PLN 100 Million EUROBOND issue due
  March 9, 2005 (GDIF676)                         676        PLN          1        100,000,000       28,591,851        09-Mar-1998

 ** Total By Currency                                                                            --------------
                                                                                                  3,161,253,954
                                                                                                 --------------

Swedish Kronor
--------------
SEK 500 mill 6% Euronotes due Jan 9, 2004         642        SEK          1        500,000,000       61,842,919     09-Jan-1998
SEK 500 million 5.375% notes due
  February 26, 2003                               663        SEK          1        500,000,000       62,204,528     26-Feb-1998

** Total By Currency                                                                             --------------
                                                                                                    124,047,447
                                                                                                 --------------
United States dollars
---------------------
  USD 150 million 6% non-call 1-year euronotes
    due 3/11/2003                                  51        USD          1        150,000,000      150,000,000     11-Mar-1998
  USD 500 m. 30-yr callable zero coupon Eurobond
     due 2/18/2028                                 52        USD          1        500,000,000      500,000,000     18-Mar-1998
  USD 1 billion 5.50% Notes of 1998, due
     January 21, 2003                             646        USD          1      1,000,000,000    1,000,000,000     21-Jan-1998
  USD 200 Million 3% Euronotes of 1998, due
     February 5, 2001                             650        USD          1        200,000,000      200,000,000     02-Feb-1998
  USD 500 million 5-1/2% Euronotes due
     February 2, 2001                             656        USD          1        500,000,000      500,000,000     02-Feb-1998


     INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT           ACT_RPT_025
                LIABILITIES MANAGEMENT SYSTEM                        Page 5

             SEC Report On Changes in Borrowings
     NEW BORROWINGS (MLT) 01-JAN-1998  thru  31-MAR-1998



Source:    Public

Description                                               Issue #  Currency  Tranche   Bond Amount   US$ Equivalent  Settlement Date
-----------                                               -------  --------  -------  -------------  --------------  ---------------
USD 500 MILLION 5-1/2% EURONOTES DUE FEBRUARY 2, 2001       658       USD       2       500,000,000     500,000,000    02-FEB-1998
USD 2 billion 5.75% Euronotes due February 6, 2008          665       USD       1     2,000,000,000   2,000,000,000    06-FEB-1998
USD 4 billion 5.625% Global Notes due March 17, 2003        674       USD       1     4,000,000,000   4,000,000,000    17-MAR-1998
USD 125 Million, 3.10% Euronotes due December 18, 2001      678       USD       1       125,000,000     125,000,000    26-MAR-1998
                                                                                                     --------------
** Total By Currency                                                                                  8,975,000,000
                                                                                                     --------------

South African Rand
------------------
ZAR 1 Billion Zero Coupon Euro Note due April 1, 2022       576       ZAR       5     1,000,000,000     202,122,280    09-MAR-1998
ZAR 1 billion increase, zero coupon Euronote due
  Apr. 1, 2022                                              576       ZAR       6     1,000,000,000     200,984,830    20-MAR-1998
ZAR 2 billion Zero Coupon Notes of 1998, due
  Dec. 29, 2028                                             638       ZAR       3     2,000,000,000     405,309,560    05-FEB-1998
ZAR 2 billion Re-opening of IBRD Zero-coupon Euro Notes     638       ZAR       4     2,000,000,000     401,404,920    24-MAR-1998
ZAR 2 billion, Zero coupon EuroNote, Due
  December 29, 2028                                         638       ZAR       5     2,000,000,000     401,404,920    24-MAR-1998
ZAR 100 million 13.50% 5-year Notes due 1/28/1998           647       ZAR       1       100,000,000      20,401,918    28-JAN-1998
ZAR 2 BILLION ZERO COUPON NOTES DUE FEBRUARY 17, 2026       664       ZAR       1     2,000,000,000     404,899,280    17-FEB-1998
ZAR 100 million 13.125% EuroNotes due March 19, 2008        675       ZAR       1       100,000,000      20,122,749    19-MAR-1998
ZAR 50 MILLION INCREASE 13.125% DUE MARCH 19, 2008          675       ZAR       2        50,000,000      10,061,375    19-MAR-1998
ZAR 200 Million Euronotes of 1998, due June 30, 1999        677       ZAR       1       200,000,000      40,213,130    30-MAR-1998
ZAR 200 MIL. INCREASE OF 16.0% EURONOTES DUE
  JUNE 30, 1999                                             677       ZAR       2       200,000,000      40,213,130    30-MAR-1998
                                                                                                     --------------
   **Total By Currency                                                                                2,147,138,092
                                                                                                     --------------

                                                                                                     --------------
   **Total By Source
                                                                                                     19,978,209,332
                                                                                                     --------------

         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT    ACT_RPT_025
                     LIABILITIES MANAGEMENT SYSTEM                Page 6


                   SEC Report on Changes in Borrowings
           NEW BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998




Source:        Private


Description                                           Issue #   Currency  Tranche   Bond Amount  US$ Equivalent   Settlement Date
---------------------------------------------------------------------------------------------------------------------------------
Hong Kong dollars
------------------
HKD 350 million 10.75% due Feb. 6, 2003                652         HKD       1        350,000,000    45,246,236       06-FEB-1998
HKD 400 million 11% Bonds due January 27, 2003         655         HKD       1        400,000,000    51,652,893       27-JAN-1998
                                                                                                    -----------
** Total by Currency                                                                                 96,899,129
                                                                                                    -----------


Japanese yen
------------
JPY/USD EUROBOND Issue due March 5, 2001 (GDIF 671)    671         JPY       1      1,298,000,000    10,346,752       05-MAR-1998


United States dollars
---------------------
USD 10 Million 5.710% Euronotes of 1998,
  due 2/12/2008                                        668         USD       1         10,000,000    10,000,000       12-FEB-1998
                                                                                                    -----------
**Total By Source                                                                                   117,245,881
                                                                                                    -----------

         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT       ACT_RPT_025
                     LIABILITIES MANAGEMENT SYSTEM                   Page 7

                  SEC Report on Changes in Borrowings
         MATURED BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998

Source: Official


Description                                          Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent  Redemption Date
-----------                                          -------  --------  -------  -----------------  --------------  ---------------

Deutsche mark

6.86% Deutsche Mark Note of 1993, Due 2/1/98           276      DEM        1       250,0000,000       138,412,136     01-FEB-1998

*Indicates Partial Maturity

          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT      ACT_RPT_25
                      LIABILITIES MANAGEMENT SYSTEM                  Page 8

                   SEC REPORT ON CHANGES IN BORROWINGS

          MATURED BORROWINGS (MLT) 01-JAN-1998 THRU 31-MAR-1998



Source:             Public

Description                                   Issue #   Currency   Tranche    Redemption Amount   US$ Equivalent   Redemption Date
--------------------------------------------  -------   --------   --------   -----------------   --------------   ---------------
Australian dollars
------------------
10.125% EURO-AUD NOTES OF 1994, DUE
 1/30/98                                         15       AUD          1           100,000,000      67,850,000         30-JAN-1998

Canadian dollars
----------------
7.25% 5-YEAR BONDS OF 1993, DUE
 MARCH 23, 1998                                  35       CAD          1           250,000,000     176,304,654         23-MAR-1998

Czech Koruna
------------
10.20% CZK 2.5 Billion Euronotes of 1996,
 due 1/23/1998                                  519       CZK          1         2,500,000,000      70,132,129         23-JAN-1998

Spanish pesetas
---------------
12.45% ESP BONDS OF 1993 DUE FEBRUARY 9,
 1998                                            12       ESP          1        10,000,000,000      66,006,601         09-FEB-1998
8.25% ESP 15 BILLION BONDS OF 1996, DUE
 FEBRUARY 16, 1998                               15       ESP          1        15,000,000,000      97,548,286         16-FEB-1998
                                                                                                  --------------
    Total By Currency                                                                              163,554,887
                                                                                                  --------------
Italian lire
------------
12-1/8% ITL BONDS OF 1991, DUE JANUARY 2,
 1998                                            15       ITL          1       300,000,000,000     170,533,029         02-JAN-1998
ITL 350 BN 10-5/8% 3-Yr Bonds of 1995, due
 3/27/98                                        506       ITL          1       350,000,000,000     193,997,173         27-MAR-1998

*Indicates Partial Maturity

     INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT         ACT_RPT_025
                LIABILITIES MANAGEMENT SYSTEM                        Page 9

             SEC Report On Changes in Borrowings
    MATURED BORROWINGS (MLT) 01-JAN-1998  thru  31-MAR-1998



Source:    Public
                                                                                                                       Redemption
Description                                           Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent       Date
-----------                                           -------  --------  -------  -----------------  --------------  ---------------
ITL 150 BN 10 5/8% 3-YR. BONDS of 1995, due
  MARCH 27, 1998                                       506       ITL       2     150,000,000,000       83,141,646     27-MAR-1998
                                                                                                   --------------
** Total By Currency                                                                                  447,671,848
                                                                                                   --------------
Japanese yen
------------
5.125% JPY Bonds of 1988, due Mar. 17, 1998
  (4th Offering A)                                     153       JPY       1      93,377,000,000       725,540,016    17-MAR-1998
5.125% JPY Bonds of 1988, due Mar. 17, 1998
  (4th Offering B)                                     156       JPY       1      60,000,000,000       466,200,466    17-MAR-1998
                                                                                                    --------------
** Total By Currency                                                                                 1,191,740,482
                                                                                                    --------------

United States dollars
---------------------
11.125% US$ Bonds of 1983, due 1998                    159       USD       1          92,597,000        92,597,000    13-JAN-1998
USD ZERO Coupon of 1985, due 15 Feb. 1998              189       USD      43          18,000,000        18,000,000    15-FEB-1998
CMT-SURF USD FRNS OF 1993 DUE 3/17/98                  256       USD       1         100,000,000       100,000,000    17-MAR-1998
                                                                                                    --------------
** Total By Currency                                                                                   210,597,000
                                                                                                    --------------

                                                                                                    --------------
** Total By Source                                                                                   2,327,851,000
                                                                                                    --------------

-----------------
  Indicates Partial Maturity

     INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT         ACT_RPT_025
                LIABILITIES MANAGEMENT SYSTEM                        Page 10

             SEC Report On Changes in Borrowings
     MATURED BORROWINGS (MLT) 01-JAN-1998  thru  31-MAR-1998



Source:    Private

Description                                           Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent  Redemption Date
-----------                                           -------  --------  -------  -----------------  --------------  ---------------
Swiss Francs
------------
7.125% CHF Notes of 1990, due March 6, 1998             219      CHF       1         100,000,000       67,695,640      06-MAR-1998
7-1/2% SWISS FRANC NOTES OF 1991, DUE JAN 21, 1998      230      CHF       1         100,000,000       66,467,265      21-JAN-1998
                                                                                                     --------------
** Total By Currency                                                                                  134,162,905
                                                                                                     --------------

Netherlands guilders
--------------------
9% F. Private Placement of 1983, due 1989/98             35      NLG       1          15,000,000        7,286,505      17-JAN-1998
99% NLG Private Placement of '84 Due 1990-99             50      NLG       1          15,000,000        7,301,046      15-FEB-1998*
                                                                                                     --------------
** Total By Currency                                                                                   14,587,551
                                                                                                     --------------

United States dollars
---------------------
Zero-coupon US$ Bonds of 1987, due 2037/38              215      USD       3          3,645,000         3,645,000      27-JAN-1998
Zero-coupon US$ Bonds of 1987, due 2037/38              215      USD       4          5,700,000         5,700,000      25-FEB-1998
                                                                                                     --------------
** Total By Currency                                                                                    9,345,000
                                                                                                     --------------

                                                                                                     --------------
** Total By Source                                                                                    158,095,456
                                                                                                     --------------


--------------
   Indicates Partial Maturity

      INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT       ACT_RPT_025
                 LIABILITIES MANAGEMENT SYSTEM                      Page 11

              SEC Report on Changes in Borrowings
      MATURED BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998

Source = Loans

Description                                                         Issue #  Currency  Tranche  Redemption Amount
-----------                                                         -------  --------  -------  -----------------
Japanese yen
------------
5.80% JPY Loan of 1987, due Feb. 26, 2001                            123       JPY         1       1,800,000,000
JAPANESE YEN LOAN of 1987, DUE 1994/2001                             125       JPY         3       1,000,000,000
JAPANESE YEN LOAN of 1987, DUE 1996-2001                             127       JPY         1         660,000,000
JAPANESE YEN LOAN of 1987, DUE 1994-1999                             131       JPY         1       2,700,000,000
JAPANESE YEN LOAN of 1987, DUE 1993-1998                             135       JPY         1       2,700,000,000
JAPANESE YEN LOAN of 1987, DUE 1994-1999                             136       JPY         1       1,350,000,000
5.5% JPY Loan of 1988, due Mar. 25, 98/03 (Ref. #64/JPY 45b)         154       JPY         1       5,900,000,000
Transferable JPY Loan of 1991, due 1998                              197       JPY         1      10,000,000,000
7.10% Transferable JPY Loan of 1991, Due 3/29/98                     198       JPY         1      10,000,000,000
7.50% Transferable JPY Loan of 1991, Due 1998                        198       JPY         2      10,000,000,000


** Total by Currency

Luxembourg francs
-----------------
5.55% LUF 1 Billion Bank Loan of 1995 due March 30, 1998              11       LUF         1       1,000,000,000

Netherlands guilders
--------------------
7.875% f. Loan of 1984, due 1986-00                                   63       NLG         1           5,155,000
7.875% f. Loan of 1984, due 1991-00                                   63       NLG         2           4,565,000
7.875% f. Loan of 1984, due 1996-05                                   63       NLG         3           2,700,000
7.875% f. Loan of 1985, due 1991/2000                                 67       NLG         1          10,000,000

* Indicates Partial Maturity

Description                                                         US$ Equivalent  Redemption Date
-----------                                                         --------------  ---------------
Japanese yen
------------
5.80% JPY Loan of 1987, due Feb. 26, 2001                             14,619,883      16-FEB-1998 *
JAPANESE YEN LOAN of 1997, DUE 1994/2001                               8,050,018      10-FEB-1998 *
JAPANESE YEN LOAN of 1997, DUE 1996-2001                               5,269,461      02-FEB-1998 *
JAPANESE YEN LOAN of 1997, DUE 1994-1999                              20,377,358      12-JAN-1998 *
JAPANESE YEN LOAN of 1997, DUE 1993-1998                              21,353,313      20-FEB-1998 *
JAPANESE YEN LOAN of 1997, DUE 1994-1999                              10,188,679      12-JAN-1998 *
5.5% JPY Loan of 1988, due Mar. 25, 90/03 (Ref. #64/JPY 45b)          45,176,110      25-MAR-1998 *
Transferable JPY Loan of 1993, due 1998                               78,864,353      09-MAR-1998
7.10% Transferable of JPY Loan of 1991, Due 3/29/90                   77,519,380      30-MAR-1998
7.50% Transferable of JPY Loan of 1991, Due 1998                      77,519,380      30-MAR-1998
                                                                    --------------
                                                                     358,944,915
                                                                    --------------
Luxembourg france
-----------------
5.55% LUF 1 Billion Bank Loan of 1995 due March 30, 1998              26,512,892      30-MAR-1998

Netherlands guilders
--------------------
7.875% f. Loan of 1984, due 1996-00                                    2,515,164      15-JAN-1998 *
7.875% f. Loan of 1984, due 1991-00                                    2,227,264      15-JAN-1998 *
7.875% f. Loan of 1984, due 1996-05                                    1,317,330      15-JAN-1998 *
7.875% f. Loan of 1985,due 1991/2000                                   4,843,315      16-MAR-1998 *

* Indicates Partial Maturity

      INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT        ACT_RPT_025
                 LIABILITIES MANAGEMENT SYSTEM                       Page 12

             SEC Report on Changes in Borrowings
      MATURED BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998

Source : Loans

Description                               Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent  Redemption Date
-----------                               -------  --------  -------  -----------------  --------------  ---------------
                                                                                         --------------
** Total By Currency                                                                       10,903,077
                                                                                         --------------
                                                                                         --------------
** Total By Source                                                                        396,360,904
                                                                                         --------------

*  Indicates Partial Maturity

         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT    ACT_RPT_025
                     LIABILITIES MANAGEMENT SYSTEM                Page13


                   SEC Report on Changes in Borrowings
        MATURED BORROWINGS (COLTS) 01-JAN-1998 thru 31-MAR-1998





Source:         Private


Description                                  Issue #   Currency   Tranche   Redemption Amount  US$ Equivalent  Redempation Date
---------------------------------------------------------------------------------------------------------------------------------

United States Dollars
9.17% COLTS DUE 29-JAN-1998                     193      USD          1       5,000,000        5,000,000       29-JAN-1998
8.95% COLTS DUE 10-FEB-1998                     200      USD          1         700,000          700,000       10-FEB-1998
8.95% COLTS DUE 03-FEB-1998                     204      USD          1         250,000          250,000       03-FEB-1998
8.875% COLTS DUE 16-FEB-1998                    215      USD          1       2,700,000        2,700,000       16-FEB-1998
8.8% COLTS DUE 16-FEB-1998                      217      USD          1       1,000,000        1,000,000       16-FEB-1998
8.79% COLTS DUE 19-FEB-1998                     222      USD          1       4,200,000        4,200,000       19-FEB-1998
8.77% COLTS DUE 19-FEB-1998                     224      USD          1         500,000          500,000       19-FEB-1998
8.93% COLTS DUE 24-FEB-1998                     225      USD          1       5,000,000        5,000,000       24-FEB-1998
8.85% COLTS DUE 16-FEB-1998                     228      USD          1       1,400,000        1,400,000       16-FEB-1998
8.85% COLTS DUE 01-MAR-1998                     231      USD          1         100,000          100,000       01-MAR-1998
8.77% COLTS DUE 04-MAR-1998                     241      USD          1         250,000          250,000       04-MAR-1998
8.97% COLTS DUE 18-MAR-1998                     248      USD          1       5,000,000        5,000,000       18-MAR-1998
7.83% COLTS DUE 15-MAR-1998                     251      USD          1      10,000,000       10,000,000       15-MAR-1998
7.8% COLTS DUE 15-MAR-1998                      254      USD          1      12,000,000       12,000,000       15-MAR-1998
7.8% COLTS DUE 15-MAR-1998                      261      USD          1       5,000,000        5,000,000       15-MAR-1998
5.75% COLTS DUE 16-MAR-1998                     278      USD          1       4,700,000        4,700,000       16-MAR-1998
5.4% COLTS DUE 16-MAR-1998                      281      USD          1       3,500,000        3,500,000       16-MAR-1998
5.25% COLTS DUE 15-JAN-1998                     295      USD          1       3,750,000        3,750,000       15-JAN-1998
9.5% COLTS DUE 15-MAR-1998                      353      USD          1       1,100,000        1,100,000       15-MAR-1998
9.6% COLTS DUE 15-MAR-1998                      358      USD          1         300,000          300,000       15-MAR-1998
9.3% COLTS DUE 16-MAR-1998                      459      USD          1         100,000          100,000       16-MAR-1998
0% COLTS DUE 13-FEB-1998                       1067      USD          1         886,000          886,000       13-FEB-1998
8.4% COLTS DUE 15-JAN-1998                     1492      USD          1         100,000          100,000       15-JAN-1998
8.28% COLTS DUE 15-MAR-1998                    1496      USD          1          25,000           25,000       15-MAR-1998
8.27% COLTS DUE 04-FEB-1998                    1499      USD          1          50,000           50,000       04-FEB-1998
8% COLTS DUE 16-FEB-1998                       1507      USD          1         100,000          100,000       16-FEB-1998
8.125% COLTS DUE 15-MAR-1998                   1512      USD          1          25,000           25,000       15-MAR-1998


        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT    ACT_RPT_025
                   LIABILITIES MANAGEMENT SYSTEM                 Page 14

                   SEC Report on Changes in Borrowings
           MATURED BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998

Source : Public

Description                               Issue #  Currency  Tranche  Redemption Amount  US$ Equivalent  Redemption Date
-----------                               -------  --------  -------  -----------------  --------------  ---------------
8.18% COLTS DUE 06-MAR-1998                1517      USD         1       500,000              500,000      06-MAR-1998
                                                                                         --------------
** Total By Currency                                                                       66,236,000
                                                                                         --------------
                                                                                         --------------
** Total By Source                                                                         66,236,000
                                                                                         --------------

        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT      ACT_RPT_025
                   LIABILITIES MANAGEMENT SYSTEM                    Page 15

               SEC Report on Changes in Borrowings
     MATURED BORROWINGS (MLT) 01-JAN-1998 thru 31-MAR-1998

Source : Public

Description                               Issue #  Currency  Tranche  Prepayment Amount  US$ Equivalent  Prepayment Date
-----------                               -------  --------  -------  -----------------  --------------  ---------------
Portuguese escudos
------------------
6.70 percent Step up Callable
  notes due 2006                             7       PTE         1     10,000,000,000      53,796,413      06-MAR-1998